SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 14, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s Consolidated Financial Statements for the six month period ended June 30, 2006.

Consolidated Financial Statements

Avertissement

Cette traduction anglaise des comptes consolidés rédigés en langue française a été préparée pour le confort des lecteurs anglophones. Malgré tout le soin apporté à cette traduction, certaines erreurs, omissions ou approximations peuvent y subsister. France Télécom, ses représentants et ses salariés n’en assumeront aucune responsabilité.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Six months ended June 30, 2006 and 2005

Year ended December 31, 2005

CONSOLIDATED INCOME STATEMENT

(Amounts in millions of euros, except for share data)

	Note	Period ended June 30, 2006	Period ended June 30, 2005	Year ended December 31, 2005
Revenues	2	25,855	23,665	49,038
External purchases		(11,051)	(9,326)	(20,149)
Other operating income		285	199	411
Other operating expense		(1,084)	(749)	(2,122)
Labour expenses: - Wages and employee benefit expenses		(4,538)	(4,489)	(8,762)

Gross operating margin	2	9,467	9,300	18,416

- Employee profit-sharing	2	(146)	(166)	(382)
- Share-based compensation	2	(21)	(34)	(178)
Depreciation and amortization	2	(3,838)	(3,462)	(7,034)
Impairment of goodwill	4	0	0	(11)
Impairment of non-current assets	4	(131)	(196)	(568)
Gains (losses) on disposal of assets	5	92	1,171	1,475
Restructuring costs	6	(106)	(174)	(454)
Share of profits (losses) of associates	2	17	40	20

Operating income		5,334	6,479	11,284

Interest expense		(1,239)	(1,627)	(3,045)
Foreign exchange gains (losses)		20	(118)	(147)
Discounting expense		(71)	(82)	(164)

Finance costs, net		(1,290)	(1,827)	(3,356)

Income tax		(1,285)	(1,018)	(1,568)

Consolidated net income after tax		2,759	3,634	6,360

Minority interests	8	(413)	(271)	(651)

Net income attributable to equity holders of France Telecom SA		2,346	3,363	5,709

Earnings per share (in euros)
Net income attributable to equity holders of France Telecom SA
- Basic		0.90	1.36	2.28
- Diluted		0.88	1.31	2.20

CONSOLIDATED BALANCE SHEET (Amounts in millions of euros)

	Note	At June 30, 2006	At December 31, 2005
ASSETS
Goodwill, net		33,423	33,726
Other Intangible assets, net		18,554	18,865
Property, plant and equipment, net		27,699	28,570
Interests in associates		349	321
Assets available for sale	7	315	263
Other non-current financial assets and derivatives	7	1,171	1,506
Deferred tax assets		9,642	11,020

Total non-current assets		91,153	94,271

Inventories, net		759	854
Trade receivables, net		6,870	7,121
Other current assets		1,760	1,917
Current tax assets		141	313
Prepaid expenses		737	572
Other current financial assets and derivatives	7	148	205
Cash and cash equivalents	7	2,261	4,097

Total current assets		12,676	15,079

TOTAL ASSETS		103,829	109,350

EQUITY AND LIABILITIES
Share capital	8	10,416	10,412
Additional paid-in capital	8	15,144	15,131
Retained earnings (deficit)	8	(5,333)	(8,325)
Net income for the year	8	2,346	5,709
Translation adjustment	8	1,305	1,933

Equity attributable to equity holders of France Telecom SA		23,878	24,860

Minority interests	8	3,449	3,578

Total equity		27,327	28,438

Exchangeable or convertible bonds (non-current)	7	32,266	34,218
Other non-current financial debt and derivatives	7	8,166	8,418
Non-current employee benefits		694	679
Other non-current provisions		2,390	2,645
Other non-current liabilities		1,439	1,231
Deferred tax liabilities		3,258	3,720

Total non-current liabilities		48,213	50,911

Exchangeable or convertible bonds, and other current financial debt and derivatives	7	9,078	9,193
Accrued interest payable	7	1,025	1,396
Current employee benefits		1,457	1,763
Current provisions		1,747	1,847
Trade payables		8,755	9,518
Other current liabilities		2,236	2,192
Current tax payables		373	337
Deferred income		3,618	3,755

Total current liabilities		28,289	30,001

TOTAL EQUITY AND LIABILITIES		103,829	109,350

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Amounts in millions of euros)

	Note	Number of shares in issue	Attributable to equity holders of France Telecom SA								Minority interests	Total equity
			Share capital	Additional paid-in capital	Income (expense) recognized directly in equity			Retained earnings (deficit)	Translation adjustments	Total
					Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2005		2,467,333,426	9,869	12,675	124	(161)	21	(8,640)	563	14,451	3,232	17,683
Unrealized foreign exchange gains (losses)									1,380	1,380	193	1,573
Gains (losses) on financial assets available for sale					(1)					(1)	(1)	(2)
Gains (losses) on cash flow hedges taken to equity						(39)				(39)	(2)	(41)
Deferred tax on items recognized directly in equity							47			47	1	48

Total income and expense recognized directly in equity (A)					(1)	(39)	47		1,380	1,387	191	1,578

Net income for the year (B)								5,709		5,709	651	6,360

Total recognized income and expense for the year (A+B)					(1)	(39)	47	5,709	1,380	7,096	842	7,938

Share capital issued in connection with the acquisition of Amena		133,439,454	534	2,423						2,957		2,957
Impact of Amena acquisition											641	641
Capital increase (stock options exercised)		2,286,917	9	31						40		40
Equity share options issued: stock options								46		46	3	49
Equity share options issued: offer reserved for employees within the scope of the sale of shares owned by the French State								84		84	6	90
Equity share options issued: Orange liquidity contract: impact of the change to an equity-settled plan								284		284	1	285
Dividends								(1,184)		(1,184)	(409)	(1,593)
Impact of the purchase of minority interests in Orange Slovensko								394		394	(19)	375
Impact of the purchase of minority interests in Orange Romania								(11)		(11)	(120)	(131)
Impact of the acquisition of all of Equant’s assets and liabilities								7		7	(376)	(369)
Impact of the change in consolidation method for Senegalese entities (proportional to full consolidation)								83		83	386	469
Transfer of PTK-Centertel shares to TP SA								634		634	(634)	0
Other movements				2				(13)	(10)	(21)	25	4

Balance at December 31, 2005		2,603,059,797	10,412	15,131	123	(200)	68	(2,607)	1,933	24,860	3,578	28,438

Unrealized foreign exchange gains (losses)									(638)	(638)	(80)	(718)
Gains (losses) on financial assets available for sale					(42)					(42)		(42)
Gains (losses) on cash flow hedges taken to equity						(12)				(12)	3	(9)
Deferred tax on items recognized directly in equity							5			5	(1)	4

Total income and expense recognized directly in equity (A)					(42)	(12)	5		(638)	(687)	(78)	(765)

Net income for the year (B)								2,346		2,346	413	2,759

Total recognized income and expense for the year (A+B)					(42)	(12)	5	2,346	(638)	1,659	335	1,994

Capital increase (stock options exercised)		976,296	4	12						16		16
Equity share options issued: stock options								19		19	2	21
Impact of the purchase of minority interests in Amena	3							31		31	(10)	21
Impact of the purchase of minority interests in Jitco	3									0	(42)	(42)
Dividends	8							(2,602)		(2,602)	(511)	(3,113)
Other movements				1				(116)	10	(105)	97	(8)

Balance at June 30, 2006		2,604,036,093	10,416	15,144	81	(212)	73	(2,929)	1,305	23,878	3,449	27,327

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Amounts in millions of euros)

	Note	Number of shares in issue	Attributable to equity holders of France Telecom SA								Minority interests	Total equity
			Share capital	Additional paid-in capital	Income (expense) recognized directly in equity			Retained earnings (deficit)	Translation adjustments	Total
					Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2005		2,467,333,426	9,869	12,675	124	(161)	21	(8,640)	563	14,451	3,232	17,683

Unrealized foreign exchange gains (losses)									1,460	1,460	98	1,558
Gains (losses) on financial assets available for sale					27					27	(1)	26
Gains (losses) on cash flow hedges taken to equity						13				13	(6)	7
Deferred tax on items recognized directly in equity							29			29	1	30

Total income and expense recognized directly in equity (A)					27	13	29		1,460	1,529	92	1,621

Net income for the year (B)								3,363		3,363	271	3,634

Total recognized income and expense for the year (A+B)					27	13	29	3,363	1,460	4,892	363	5,255

Capital increase (stock options exercised)		826,954	4	9						13		13
Impact of the purchase of minority interests in Orange Romania								(11)		(11)	(120)	(131)
Impact of the acquisition of all of Equant’s assets and liabilities								7		7	(376)	(369)
Dividends								(1,184)		(1,184)	(294)	(1,478)
Equity share options issued								59		59	2	61
Other movements								26	(9)	17	10	27

Balance at June 30, 2005		2,468,160,380	9,873	12,684	151	(148)	50	(6,380)	2,014	18,244	2,817	21,061

CONSOLIDATED STATEMENT OF CASH FLOWS (Amounts in millions of euros)

	Note	Period ended June 30, 2006	Period ended June 30, 2005	Year ended December 31, 2005
OPERATING ACTIVITIES
Net income attributable to equity holders of France Telecom SA		2,346	3,363	5,709

Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation and amortization		3,838	3,462	7,034
Impairment of non-current assets		131	196	568
Impairment of goodwill		—	—	11
Gain on disposals of assets		(92)	(1,171)	(1,475)
Change in other provisions		(521)	(672)	(1,265)
Share of profits (losses) of associates		(17)	(40)	(20)
Income tax		1,285	1,018	1,568
Interest income and expense		1,359	1,672	3,080
Minority interests		413	271	651
Foreign exchange gains and losses, net		(433)	927	1,059
Derivatives		366	(780)	(797)
Share-based compensation		21	10	139

Change in inventories, trade receivables and trade payables
Decrease/(increase) in inventories (net)		87	53	(143)
Decrease/(increase) in trade accounts receivable		215	(19)	212
Increase/(decrease) in trade accounts payable		(285)	47	714

Change in other working capital
Decrease/(increase) in other receivables		(104)	440	676
Increase/(decrease) in accrued expenses and other payables		19	(557)	(462)

Dividends and interest income received		69	102	284
Interest paid and interest rates effects on derivatives, net		(1,657)	(1,979)	(3,358)
Income tax paid		(390)	(475)	(811)

Net cash provided by operating activities		6,650	5,868	13,374

INVESTING ACTIVITIES

Purchases/sales of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets	2	(3,337)	(2,802)	(6,142)
Increase/(decrease) in amounts due to fixed asset suppliers		(70)	(157)	34
Proceeds from sales of property, plant and equipment and intangible assets		71	96	215

Cash paid for investment securities, net of cash acquired
Equant		—	(591)	(590)
Orange Romania		—	(408)	(404)
Amena	3	(109)	—	(6,038)
Orange Slovensko		—	—	(502)
Others investment securities	3	(103)	(30)	(69)

Proceeds from sales of other investment securities, net of cash transferred
PagesJaunes		—	437	440
Tower Participations		—	400	400
Cable activities		—	292	311
Mobilcom		—	265	265
Others proceeds from sales		59	135	179

Investments in associates		—	—	—
Decrease/(increase) in marketable securities and other long-term assets		(29)	(60)	224

Net cash used in investing activities		(3,518)	(2,423)	(11,677)

FINANCING ACTIVITIES

Issuances
Bonds convertible, exchangeable or redeemable into shares	7	935	—	2,485
Long-term debt	7	555	137	1,647

Redemptions and repayments
Bonds convertible, exchangeable or redeemable into shares	7	(2,605)	(2,928)	(4,736)
Long-term debt	7	(1,278)	(197)	(2,281)
Equity portion of hybrid debt		—	—	(21)
In-substance defeasance deposit		—	573	574
Tele Invest II debt		—	(350)	(351)

Increase/(decrease) in bank overdrafts and short-term borrowings		1,044	477	(134)
Decrease/(increase) in deposits and other debt-linked financial assets (including cash collateral)		158	—	493
Exchange rates effects on derivatives, net	7	(664)	(23)	77
Buybacks performed by subsidiaries on their own shares		(8)	—	—
Capital increase		16	10	2,997
Minority shareholders’ contributions		—	—	16
Dividends paid to minority shareholders		(484)	(291)	(442)
Dividends paid	8	(2,602)	(1,184)	(1,184)

Net cash used in financing activities		(4,933)	(3,776)	(860)

Net change in cash and cash equivalents		(1,801)	(331)	837
Effect of exchange rates changes on cash and cash equivalents		(35)	124	107
Cash and cash equivalents at beginning of period/year		4,097	3,153	3,153

Cash and cash equivalents at end of period/year		2,261	2,946	4,097

Additional cash-flow disclosure:

Carryback receivable of 235 million euros, which is at maturity in 2006, has been offset with VAT payables of May and June.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This note describes the changes in significant accounting policies which have taken place since publication of the consolidated financial statements for 2005 and which have been used to prepare the interim financial statements at June 30, 2006.

1.1 Basis for preparation of the financial statements

As required by European regulation no. 1606/2002 of July 19, 2002, the consolidated financial statements for the first six months of 2006 have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as endorsed by the European Union. The comparative data presented for the first six months of 2005 and the twelve months of 2005 have been prepared on the same basis.

The interim financial statements have been prepared using the same accounting policies as the financial statements for the year ended December 31, 2005, with the exception of the changes described in paragraph 1.2 and the specific requirements of IAS 34 “Interim Financial Reporting”.

In preparing the financial statements, France Telecom’s management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as items of revenue and expense. These estimates may be revised if the underlying circumstances evolve or in the light of new information or experience. Accordingly, estimates made at June 30, 2006 may subsequently be materially revised.

Lastly, in the absence of standard or an interpretation that specifically applies to a transaction, management uses its judgments on developing and applying an accounting policy that results in relevant and reliable information, such that the financial statements:

•	Represent faithfully the financial position, financial performance and cash flows

•	reflect the economic substance of transactions

•	are neutral

•	are prepared on a prudent basis

•	are complete in all material respects.

The consolidated financial statements and notes thereto are presented in euros. They were approved by the Board of Directors at its meeting of September 13, 2006.

1.2 Changes in accounting policies

•	Adoption of standards, amendments to standards and interpretations which are compulsory as of January 1, 2006:

The Group had already elected to adopt an early application as of January 1, 2004 the following standards and interpretations, which are compulsory as of January 1, 2006:

•	IAS 39 “The Fair Value Option” amendment, which deals with the designation on initial recognition of financial assets or liabilities at fair value through profit or loss. This amendment eliminates one of the two exemptions decided by the European Commission upon its endorsement of IAS 39 and is compulsory as of January 1, 2006;

•	IFRIC 4 “Determining whether an Arrangement Contains a Lease”, which is compulsory as of accounting periods beginning on or after January 1, 2006.

The following standards or amendments endorsed by the European Union have become effective and are compulsory as of January 1, 2006:

•	IFRIC 6 “Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment”. A description of its impact on the France Telecom Group can be found in paragraph 1.3;

•	IAS 39 “Cash Flow Hedge Accounting of Forecast Intragroup Transactions” amendment: prospective application of this amendment did not give rise to the designation of any hedging relationships;

•	Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates”, concerning net investments in subsidiaries;

•	Amendments to IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 4 “Insurance Contracts - Financial Guarantee Contracts”. Adoption of these amendments had no impact on the financial statements at June 30, 2006.

The amendment to IAS 19 “Employee Benefits” effective as of January 1, 2006 permits the immediate recognition in equity of actuarial gains or losses arising during the year. At this stage, the Group continues to recognize actuarial gains and losses using the corridor method, as was the case at December 31, 2005.

The Group is not concerned by IFRS 6 “Exploration for and Evaluation of Mineral Resources”, or the amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards” and IFRS 6 “Exploration for and Evaluation of Mineral Resources” concerning presentation of comparative data, or IFRIC 5 “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds”.

•	Standards, amendments and interpretations that have not been adopted by the Group for an early application:

France Telecom has elected not to adopt the following standards, amendments and interpretations with an early application (endorsed or in course of endorsement by the European Union):

•	IFRS 7 “Financial Instruments: Disclosures”, which is compulsory as of January 1, 2007;

•	IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies”, which is compulsory for financial years beginning after March 2006, i.e. as of January 1, 2007 for France Telecom. The provisions of this interpretation would not be applicable for the interim financial statements at June 30, 2006;

•	Amendment to IAS 1 “Presentation of Financial Statements – Capital Disclosures”, which is compulsory as of January 1, 2007;

•	IFRIC 8 “Scope of IFRS 2”, which is compulsory for financial years beginning after May 1, 2006, i.e. as of January 1, 2007 for France Telecom. This interpretation has not yet been endorsed by the European Union;

•	IFRIC 9 “Reassessment of Embedded Derivatives”, which is compulsory for financial years beginning after June 1, 2006, i.e. as of January 1, 2007 for France Telecom. This interpretation has not yet been endorsed by the European Union;

The France Telecom Group is currently analyzing the practical effects of these new standards and interpretations and their implications for the financial statements.

1.3 Accounting treatment of waste electrical and electronic equipment

European Directive 2002/96/EC as amended by Directive 2003/108/EC distinguishes the waste of electrical and electronic equipments between the users (private households or professional) and between the responsibility of the market participants before and after August 13, 2005. In accordance with these Directives, the France Telecom Group has adopted the following principles:

•	The cost of collection , treatment and recovery attached to the professional use and produced before August 13, 2005 should be borne by the users. The corresponding obligation is accounted for in accordance with IAS 37 and IFRIC 1. This obligation is valued using an estimated volume to be recycled and an average cost per tonne. The corresponding provision is discounted as it will be settled at a future date and with a tangible asset as a counterpart.

•	The collection, treatment and recovery costs of waste from private households produced before August 13, 2005 are financed by the producers present on the concerned market at the time of the waste collection. IFRIC 6 “Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment”, which applies to historical waste produced before August 13, 2005, specifies that participation in the market during the measurement period is the obligating event. The market shares during the measurement periods will be, in accordance with the ministerial decree issued as of March 13, 2006, communicated on an half-year basis to the producers by the environmental agency for the periods beginning as of January 2007. As the information required is unknown, the Group is not able to measure the liability.

•	The collection, treatment and recovery costs of waste from private households and professional produced after August 13, 2005 are financed by the producers. The Group will therefore apply the same accounting treatment set out in IFRIC 6. As the information required is unknown, the Group is not able to measure the liability.

NOTE 2 – RESTATED SEGMENT INFORMATION

The Group’s four reportable business segments are:

•	Personal Communication Services (PCS) covering mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and the rest of the world. It includes all Orange and Amena subsidiaries, as well as the mobile telephony business of TP Group, its subsidiary PTK Centertel and the other international companies of the Group.

•	Home Communication Services (HCS) covering fixed telecommunications services activities (fixed telephony, Internet services and services to operators), distribution activities and the support functions provided to other segments of the Group.

•	Enterprise Communication Services (ECS) covering corporate communications solutions and services in France and worldwide.

•	Directories, corresponding to the activities of the PagesJaunes Group.

Each of the above reportable segments has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies.

The use of shared resources is taken into account in segment results based on the terms of contractual agreements between legal entities, external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider and the use of the resources is included in expenses taken into account for the calculation of the service user’s gross operating margin.

Segment results correspond to operating income excluding gains and losses on disposals of assets and the share in profit or loss of associates not directly related to the segment concerned.

The Group has six geographic segments, including four main geographic markets (France, the United Kingdom, Poland and Spain), the rest of Europe and the rest of the world.

2.1 Analysis by business segment

2.1.1 Analysis of main operating indicators by business segment for the period ended June 30, 2006:

(in millions of euros)	Personal	Home	Entreprise	Directories	Eliminations and unallocated items	Group total
Revenues	13,429	11,127	3,820	512	(3,033)	25,855
- external	12,954	8,784	3,610	507	—	25,855
- inter-segment	475	2,343	210	5	(3,033)	—

Gross operating margin	4,884	3,542	833	209	(1)	9,467
Employee profit-sharing	(34)	(98)	(8)	(6)	—	(146)
Share-based compensation	(11)	(7)	(1)	(2)	—	(21)
Depreciation and amortization	(2,047)	(1,598)	(188)	(6)	1	(3,838)
Impairment of goodwill	—	—	—	—	—	—
Impairment of non-current assets	(125)	(5)	(1)	—	—	(131)
Gains (losses) on disposal of assets	—	—	—	—	92	92
Restructuring costs	(41)	(50)	(15)	—	—	(106)
Share of profits (losses) of associates	(5)	22	—	—	—	17
Operating income						5,334
- allocated by business segment	2,621	1,806	620	195	—	5,242
- non-allocable	—	—	—	—	92	92
Interest expense	—	—	—	—	(1,239)	(1,239)
Foreign exchange gains (losses)	—	—	—	—	20	20
Discounting expense	—	—	—	—	(71)	(71)
Income tax	—	—	—	—	(1,285)	(1,285)
Net income before minority interests						2,759

Non-cash revenue and expense items included in operating income allocated by business segment	(2,205)	(1,077)	(163)	(9)	—	(3,454)

Investments in property, plant & equipment and intangible assets
- UMTS and GSM licenses (1)	282	—	—	—	—	282
- excluding UMTS and GSM licenses	1,586	1,261	200	8	—	3,055
- financed through finance leases	3	2	2	—	—	7
Total investments	1,871	1,263	202	8	—	3,344

(1)	Mainly renewal of Orange France’s GSM license.

2.1.2 Analysis of main operating indicators by business segment for the period ended June 30, 2005:

(in millions of euros)	Personal	Home	Entreprise	Directories	Eliminations and unallocated items	Group total
Revenues	10,984	11,156	3,922	482	(2,879)	23,665
- external	10,528	8,914	3,747	476	—	23,665
- inter-segment	456	2,242	175	6	(2,879)	—

Gross operating margin	4,142	3,971	986	203	(2)	9,300
Employee profit-sharing	(34)	(108)	(9)	(15)	—	(166)
Share-based compensation	(14)	(6)	(10)	(4)	—	(34)
Depreciation and amortization	(1,675)	(1,534)	(250)	(5)	2	(3,462)
Impairment of goodwill	—	—	—	—	—	—
Impairment of non-current assets	—	(13)	(183)	—	—	(196)
Gains (losses) on disposal of assets				—	1,171	1,171
Restructuring costs	7	(151)	(30)	—	—	(174)
Share of profits (losses) of associates	—	40	—	—	—	40
Operating income						6,479
- allocated by business segment	2,426	2,199	504	179	—	5,308
- non-allocable	—	—	—	—	1,171	1,171
Interest expense	—	—	—	—	(1,627)	(1,627)
Foreign exchange gains (losses)	—	—	—	—	(118)	(118)
Discounting expense	—	—	—	—	(82)	(82)
Income tax	—	—	—	—	(1,018)	(1,018)
Net income before minority interests						3,634

Non-cash revenue and expense items included in operating income allocated by business segment	(1,667)	(866)	(405)	(10)	—	(2,948)

Investments in property, plant & equipment and intangible assets
- UMTS and GSM licenses	88	—	—	—	—	88
- excluding UMTS and GSM licenses	1,412	1,119	177	5	—	2,713
- financed through finance leases	—	—	—	—	—	—
Total investments	1,500	1,119	177	5	—	2,801

2.1.3 Analysis of main operating indicators by business segment for the period ended December 31, 2005:

(in millions of euros)	Personal	Home	Entreprise	Directories	Eliminations and unallocated items	Group total
Revenues	23,535	22,534	7,785	1,061	(5,877)	49,038
- external	22,576	17,986	7,428	1,048	—	49,038
- inter-segment	959	4,548	357	13	(5,877)	—

Gross operating margin	8,471	7,538	1,949	463	(5)	18,416
Employee profit-sharing	(75)	(253)	(21)	(33)	—	(382)
Share-based compensation	(45)	(92)	(21)	(20)	—	(178)
Depreciation and amortization	(3,436)	(3,116)	(477)	(10)	5	(7,034)
Impairment of goodwill	—	(11)	—	—	—	(11)
Impairment of non-current assets	(363)	(14)	(191)	—	—	(568)
Gains (losses) on disposal of assets	—	—	—	—	1,475	1,475
Restructuring costs	(1)	(380)	(73)	—	—	(454)
Share of profits (losses) of associates	(15)	35	—	—	—	20
Operating income						11,284
- allocated by business segment - non-allocable	4,536	3,707	1,166	400	1,475	9,809 1,475
Interest expense	—	—	—	—	(3,045)	(3,045)
Foreign exchange gains (losses)	—	—	—	—	(147)	(147)
Discounting expense	—	—	—	—	(164)	(164)
Income tax	—	—	—	—	(1,568)	(1,568)
Net income before minority interests						6,360

Non-cash revenue and expense items included in operating income allocated by business segment	(3,647)	(2,136)	(645)	(25)		(6,453)

Investments in property, plant & equipment and intangible assets
- UMTS and GSM licenses	97	—	—	—	—	97
- excluding UMTS and GSM licenses	3,130	2,537	370	12	(4)	6,045
- financed through finance leases	2	—	1	—	—	3
Total investments	3,229	2,537	371	12	(4)	6,145

2.2 Analysis by geographic segment

2.2.1 Revenue contribution

	Period ended
(in millions of euros)	June 30, 2006	June 30, 2005	December 31, 2005
France	13,992	14,097	28,455
United Kingdom	2,969	2,989	6,209
Poland	2,356	2,208	4,543
Spain	1,925	336	1,228
Rest of Europe	2,472	2,157	4,553
Rest of the world (1)	2,141	1,878	4,050

Group total	25,855	23,665	49,038

(1)	Includes all Equant Group companies.

2.2.2 Property, plant & equipment and intangible assets (including finance leases)

	Period ended
(in millions of euros)	June 30, 2006	June 30, 2005	December 31, 2005
France	1,785	1,491	2,972
United Kingdom	289	267	622
Poland	301	275	758
Spain	260	74	281
Rest of Europe	338	347	799
Rest of the world (1)	371	347	713

Group total	3,344	2,801	6,145

(1)	Includes all Equant Group companies.

NOTE 3 – MAIN ACQUISITIONS AND DISPOSALS OF COMPANIES AND CHANGES IN SCOPE OF CONSOLIDATION

Details of the main transactions carried out in the six months ended June 30, 2006 are as follows:

Main acquisitions

•	Increased stake in Amena

In March 2006, in accordance with the undertakings made in November 2005 when it acquired 79.4% of Auna, France Telecom acquired an additional 0.6% stake in Auna (now France Telecom Operadores de Telecomunicaciones S.A.) from the minority shareholders for the sum of 49 million euros, raising its holding to 80%. In addition, France Telecom Operadores de Telecomunicaciones S.A. acquired a further 1.4% of Retevision Movil S.A., which trades under the name “Amena”, for the sum of 106 million euros, raising its holding to 99.3%. The additional goodwill amounted to 127 million euros.

In May 2006, France Telecom received the sum of 106 million euros under the price revision clause. As the purchase price had been allocated on a preliminary basis on November 8, 2005, the additional sum received was deducted from goodwill.

Following these transactions, the provisional amount of goodwill amounted to 4,473 million euros at June 30, 2006.

•	Increased stake in Jitco

In April 2006, France Telecom acquired a further 12% stake in Jitco from Arab Bank for the sum of 60 million euros. France Telecom now owns 100% of Jitco, which in turn owns 40% of Jordan Telecommunications Company. Goodwill arising on the transaction amounted to 20 million euros.

Main disposals

•	Sale of Ypso shares

In January 2006, France Telecom sold its entire 20% holding in Ypso, a cable network operator, for 44 million euros. Accordingly, the purchase and sale undertakings entered into with Cinven and Altice over Ypso shares have lapsed. The net gain on disposal before tax was 84 million euros.

NOTE 4 – IMPAIRMENT

The Group carries out impairment tests annually or when indicators show that assets may be impaired.

The continued hardening of the economic environment and the fall in the Stoxx Telecom index during the first half of 2006 was analyzed by France Telecom as a potential indicator of impairment, which required the recoverable amount of assets to be re-estimated for the six months to June 30, 2006. Recoverable amount was estimated on the same basis used for the annual test and the asset groupings were similar to those used at December 31, 2005.

4.1 Impact on goodwill and assets

The test conducted at June 30, 2006 did not lead to the recognition of impairment losses on goodwill. Impairment losses taken on assets with a finite useful life amounted to (131) million euros following the test. France Telecom will make a new estimate of recoverable amount at November 30, 2006, the date of the annual test.

Impairment losses on goodwill amounted to (11) million euros at December 31, 2005 in respect of Wirtualna Polska and zero at June 30, 2005.

Impairment losses net of reversals on property, plant & equipment and intangible assets amounted to (568) million euros at December 31, 2005 including (191) million euros in respect of the Equant trademark and (345) million euros in respect of the Amena trademark following the decision under the NexT plan to replace them with the Orange trademark, and (196) million euros at June 30, 2005 including (185) million euros in respect of the Equant trademark.

4.2 Cash generating units and groups of cash generating units

France Telecom has 36 main Cash Generating Units (CGUs) generally corresponding to an activity in a particular country. These CGUs break down as follows by primary business segment:

•	Personal: 21

•	Home: 10

•	Enterprise: 2

•	Directories: 3

The Enterprise primary business segment comprised four CGUs at December 31, 2005. The number was reduced to two following the absorption of Transpac’s and integration of Equant’s activities within France Telecom’s Enterprise business.

To carry out the impairment tests, goodwill acquired in a business combination is allocated to each CGU or group of CGUs likely to benefit from acquisition-related synergies. CGUs are combined within a business or geographic sector, as permitted under IAS 36. Combined CGUs identified by France Telecom are as follows:

•	16 CGUs for the Personal business historically combined under Orange;

•	1 CGU corresponding to the Personal segment in Spain, given its recent acquisition;

•	2 CGUs for the Enterprise segment, representing business communications services in France;

•	4 CGUs for the Home segment in western Europe (France, UK, Netherlands and Spain);

•	1 CGU for the fixed telephony business in Cote d’Ivoire;

•	1 CGU for the fixed telephony business in Vietnam;

•	2 CGUs for the fixed telephony and mobile business in Poland;

•	2 CGUs for the fixed telephony and mobile business in Senegal;

•	2 CGUs for the fixed telephony and mobile business in Jordan;

•	2 CGUs for the fixed telephony and mobile business in Mauritius;

•	3 CGUs for the Directories business (France, Spain, Luxembourg).

France Telecom has calculated the fair value less costs to sell, and value in use of all the above CGUs:

•	Fair values were estimated: (i) based on quoted market prices, or (ii) in the absence of an active market for the CGUs, on the basis of the best information available to reflect the amount, corresponding to the fair value less costs to sell, that the entity would receive for the CGUs. Fair value calculated in the absence of an active market on June 30, 2006, was estimated based on: (i) the discounted present value of future cash flows over a five-year period, plus a residual value based on a flat growth rate to perpetuity; (ii) 2006 revenue and EBITDA multiples for comparable companies adjusted for a control premium; and (iii) revenue and EBITDA multiples for comparable transactions applied in line with 2006.

•	Value in use corresponds to the present value of estimated future net cash flows based on three to five-year budgets and business plans. Cash flow projections beyond the five-year timeframe are extrapolated by applying a flat growth rate to perpetuity (or declining growth rate over two to three years), not exceeding the average expected long-term growth rate for the sector.

The recoverable amount is then calculated at the level of the CGU groups defined above.

Impairment tests for global assets are carried out based on groups of Cash Generating Units (CGUs). Global assets include goodwill, intangible assets with indefinite useful lives and assets with finite useful lives (property, plant and equipment, intangible assets with determined useful lives and net working capital).

The table below sets out data relating to the principal groups of CGUs:

(in millions of euros)	Global assets		Of which goodwill (net book value)	Of which intangible assets with an indefinite useful life (1)
Personal (excl. Poland and Spain)	41,169		22,608	4,076
Personal – Spain	8,827		4,473	—
Home – Western Europe	12,047		2,787	—
Enterprise	885		255	—
Directories	(129	)(2)	238	—
Poland	8,873		2,887	197
Other	912		175	—

Total	—	(3)	33,423	4,273

(1)	Intangible assets with an indefinite useful life comprise the Orange and Telekomunikacja trademarks recognized in the Group’s consolidated balance sheet.
(2)	Negative amount related to net working capital.
(3)	Since the above items are presented for each independent CGU, the total of global assets does not reflect the consolidated financial statements of France Telecom.

Key assumptions used to determine the value in use of the other main CGUs:

Key assumptions used to determine the value in use of assets in the telecommunications segment are similar to those described above, and include:

•	market level, penetration rate and market share; decisions of regulators in terms of the pricing, accessibility of services, and internet service provider tariffs between operators; the level of commercial expenses required to replace products and keep up with existing competitors or new market entrants; the impact on costs of changes in net revenues; and

•	the level of investment spend, which may be affected by the roll-out of necessary new technologies.

The amounts assigned to each of these parameters reflect past experience adjusted for expected changes over the timeframe of the business plan, but may also be affected by unforeseeable changes in the political, economic or legal framework of certain countries.

The main key assumptions used in the Directories segment relate to net revenue and gross operating margin trends for paper and online directories. The amounts assigned to each of the parameters reflect past experience adjusted for expected changes over the timeframe of the business plan.

CGU group	Personal (excl. Poland and Spain)	Directories	Home – Western Europe

Principal CGUs	Orange France and Orange UK	Directories France	Home – France

Description of key assumptions	Value in use, budget and business plan	Value in use, budget and business plan	Value in use, budget and business plan

Model parameters:

- Applicable period for projected future cash flows	5	5	5 - 8

- Growth rate used to extrapolate cash flows beyond projection period	1.5% - 2.5%(2)	1.7% - 3.0%	0.0% - 3.0%

- Post-tax discount rate applied(1)	8.5% - 9.45%(2)	8.7% - 10.5%	8.0% - 9.5%

(1)	The post-tax discount rate is based on a pre-tax discount rate defined by current accounting standards and used to calculate value in use: Orange France: 12.4%; Orange UK: 10.6%; Directories France: 12.5%; Home France: 12.6%.
(2)	The estimated range is given for the main CGUs in Western Europe.

CGU group	Enterprise	Poland	Personal – Spain
Principal CGUs	Enterprise excl. Globecast	Home - Poland Personal - Poland	Personal - Spain

Description of key assumptions	Value in use, budget and business plan	Value in use, budget and business plan	Value in use, budget and business plan

Model parameters:

- Applicable period for projected future cash flows	5	5	5
- Growth rate used to extrapolate cash flows beyond projection period	0.0 – 2.0%	0.0 – 3.0%	2.0%
- Post-tax discount rate applied (1)	8.5% - 11.5%	9.5% -9.8%	8.2%

(1)	The post-tax discount rate is based on a pre-tax discount rate defined by current accounting standards and used to calculate value in use: Enterprise France: 13.3%; Home Poland: 11.7%; Personal Poland: 11.5%; Personal Spain: 11.5%.

NOTE 5 – GAINS AND LOSSES ON DISPOSALS OF ASSETS

The main disposals are set out in note 3.

	Period ended
(in millions of euros)	June 30, 2006	June 30, 2005	December 31, 2005
Sale of 8% of the capital of PagesJaunes	—	386	386
Sale of Tower Participations	—	377	377
Sale of Mobilcom shares	—	265	265
STMicroelectronics	—	—	162
Exchange of Sonaecom shares	—	—	113
Recognition of previous deferred gain on the sale of Eutelsat in 2003	—	74	74
Sale of Intelsat	—	51	51
Sale of cable activities (see note 3, Ypso)	84	(2)	18
Other disposals	—	24	30
Disposals of property, plant & equipment and intangible assets	10	8	43
Dilution impacts	—	—	4
Other (1)	(2)	(12)	(48)

Total	92	1,171	1,475

(1)	Mainly includes impairment losses on securities and receivables relating to non consolidated companies.

NOTE 6 – RESTRUCTURING COSTS

Restructuring costs net of restructuring provision reversals break down as follows:

	Period ended
(in millions of euros)	June 30, 2006	June 30, 2005	December 31, 2005
Public service secondment costs	(28)	(22)	(52)
Early retirement plan	—	(119)	(182)
Contributions to Works Council in respect of early retirement plan	—	—	(83)
Restructuring plans	(78)	(33)	(137)

Total	(106)	(174)	(454)

NOTE 7 – NET FINANCIAL DEBT

7.1 Net financial debt analysis by type and maturity

Net financial debt as defined and used by France Telecom corresponds to the total gross financial debt (converted at the year-end closing rate), less (i) derivative instruments carried in assets for trading, (ii) cash flow hedges and fair value hedges, (iii) cash collateral paid on derivative instruments, (iv) cash and cash equivalents and marketable securities, and (v) deposits paid on certain specific transactions (if the related debt is included in gross financial debt), and including the impact of the effective portion of cash flow hedges.

The schedule below provides a breakdown of net financial debt by type and maturity:

(in millions of euros)	Under one year	Over one year	Total at June 30, 2006	Total at December 31, 2005
Bonds	3,027	32,266	35,293	37,510
Bank loans	2,255	5,183	7,438	7,894
Finance lease liabilities (1)	38	1,610	1,648	1,703
Impact of derivatives (liabilities) (2)	78	1,285	1,363	1,654
Accrued interest payable	1,025	—	1,025	1,396
Treasury bills	2,341	—	2,341	1,209
Bank overdrafts	179	—	179	166
Other financial liabilities (3)	1,160	88	1,248	1,693

Total gross financial debt (a)	10,103	40,432	50,535	53,225

Impact of derivatives (assets)	46	70	116	203
Cash collateral paid	—	459	459	639
Other financial assets	—	247	247	233
Marketable securities	32	—	32	39
Cash and cash equivalents	2,261	—	2,261	4,097

Sub-total (b)	2,339	776	3,115	5,211

Effective portion of cash flow hedges (4) (c)	(1)	(185)	(186)	(168)

Net financial debt (a)-(b)+(c)	7,763	39,471	47,234	47,846

(1)	Finance lease liabilities primarily include:
•	Liabilities associated with Orange UK’s in-substance defeasance operations, totalling 1,185 million euros at June 30, 2006 (1,214 million euros at December 31, 2005), for which the final settlement payments are due after 2017.
•	Orange Switzerland’s liability in respect of QTE leases, amounting to 132 million euros at June 30, 2006 (146 million euros at December 31, 2005), which is offset by deposits made as part of this transaction.
•	France Telecom S.A.’s liability in respect of QTE leases, amounting to 72 million euros at June 30, 2006 (80 million euros at December 31, 2005), which was offset by deposits made as part of this transaction.
(2)	The figure at June 30, 2006 includes 182 million euros in respect of the valuation of the price guarantee granted to the minority shareholders of Amena (258 million euros at December 31, 2005).

(3)	This line item comprises:
•	Gross debt carried by receivables securitization vehicles relating to France Telecom S.A., Orange France and Orange UK amounting to 1,109 million euros at June 30, 2006 (1,210 million euros at December 31, 2005).
•	Commitments to purchase minority interests (put options), amounting to 34 million euros at June 30, 2006 (73 million euros at December 31, 2005).
•	At December 31, 2005, the carry back liability corresponding to the contra-entry recorded in relation to the recognition in assets of the carry back receivable sold was included in “Other financial liabilities” in the sum of 229 million euros.
(4)	The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

7.2 Balance sheet items included in the calculation of net financial debt

		Balance sheet item		Amounts included in the calculation of net financial debt
(in millions of euros)		June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Assets available for sale		315	263	—	—
o/w	Deposits related to cross-lease operations (1)	104	—	104	—

Other non-current financial assets and derivatives		1,171	1,506	—	—

o/w	Cash collateral paid	459	639	459	639
	Deposits related to cross-lease operations and other financial assets related to financial debt	143	233	143	233
	Non-current derivatives (assets)	70	139	70	139

Other current financial assets and derivatives		148	205	—	—
o/w	Current derivatives (assets)	46	64	46	64
	Marketable securities	32	39	32	39
Cash and cash equivalents		2,261	4,097	2,261	4,097

Assets included in calculation of net financial debt				3,115	5,211

Equity attributable to equity holders of France Telecom SA		23,878	24,860	—	—
o/w	Effective portion of cash flow hedges (2)	(186)	(168)	(186)	(168)
Exchangeable or convertible bonds (non-current)		32,266	34,218	32,266	34,218
Other non-current financial debt and derivatives		8,166	8,418	8,166	8,418
Exchangeable or convertible bonds, and other current financial debt and derivatives		9,078	9,193	9,078	9,193
Accrued interest		1,025	1,396	1,025	1,396

Equity and liabilities included in calculation of net financial debt				50,349	53,057

Net financial debt				47,234	47,846

(1)	Certain assets related to QTE leases were included in “Other non-current financial assets and derivatives” at December 31, 2005.

(2)	The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

7.3 Weighted average cost of financial debt

The weighted average cost of financial debt was 5.69% at June 30, 2006 against 6.46% at December 31, 2005.

The weighted average cost of debt is calculated as the ratio between net financial expenses, less exceptional and non-recurring items and average outstanding, calculated based on net debt as defined above, adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

7.4 Main debt issues and redemptions

During the first half of 2006, France Telecom S.A. made the following bond issues:

•	April 2006: 400 million Swiss francs (254 million euros) fixed-rate issue, maturity six years, coupon 2.75%.

•	May 2006: 250 million pounds sterling (366 million euros) fixed-rate issue, maturity six years, coupon 5.50%.

•	June 2006: 450 million Canadian dollars (320 million euros) issue in two separate operations : the first of 250 million Canadian dollars, fixed-rate, maturity five years, coupon 4.95% and the second 200 million Canadian dollars, fixed-rate, maturity ten years, coupon 5.50%.

During the first half of 2006, France Telecom S.A. made the following bond redemptions:

•	February 2006: redemption of the remaining 667 million Swiss francs (428 million euros) of a 1,000 million Swiss franc issue (333 million Swiss francs had already been redeemed in 2003).

•	March 2006: redemption of a 2,000 million US dollar bond issue (2,157 million euros including the effect of hedging derivatives).

In March 2006, TP Group redeemed a 500 million euro bond issue.

During the first half of 2006, France Telecom S.A. also took out 456 million euros and repaid 950 million euros of bank loans.

7.5 Main changes in credit lines

The main change in credit lines during the first half concerned the TP Group. In February 2006, the TP Group arranged a syndicated credit line of 2,500 million zlotys, maturing in 2011. At June 30, 2006, a total of 800 million zlotys (197 million euros) had been drawn down. The loan agreement does not contain any specific financial covenants.

7.6 Change in France Telecom’s credit ratings

At September 13, 2006, France Telecom’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F1

7.7 Change in loan covenants

At June 30, 2006, the Group complied with its loan covenants.

Under a bank financing agreement signed in 2003, France Telecom Operadores de Telecomunicaciones S.A. must comply with certain financial covenants. The net debt to EBITDA covenant changed during the first half of 2006 and must be less than or equal to 2.60 at June 30, 2006 and at December 31, 2006 and beyond (net debt and EBITDA as defined in the loan agreements).

NOTE 8 – EQUITY

At June 30, 2006, France Telecom S.A.’s share capital amounted to 10,416,144,372 euros, comprising 2,604,036,093 ordinary shares with a par value of 4 euros each. During the period ended June 30, 2006, the weighted average number of ordinary shares outstanding was 2,603,422,901 and the weighted average number of ordinary and dilutive shares was 2,778,804,465.

At June 30, 2006, the French State owned 32.44% of France Telecom S.A.’s share capital either directly or indirectly through ERAP.

8.1 Change in share capital

In the first half of 2006, France Telecom S.A. issued 976,296 new shares including 357,599 shares underlying the subscription options for Wanadoo shares transferred to France Telecom and 618,697 shares underlying the options liquidity instruments held by Orange stock option holders. As required by law, the capital increases resulting from the exercise of stock options in 2006 will be officially recorded by the Board of Directors no later than its first meeting after December 31, 2006.

8.2 Treasury shares

France Telecom S.A. did not purchase any shares under its share buyback program during the first half of 2006 and therefore held no treasury shares at June 30, 2006.

8.3 Dividends

France Telecom’s Annual Ordinary Shareholders’ Meeting, held on April 21, 2006, decided to pay France Telecom shareholders a cash dividend in respect of 2005 of 1 euro per share. The dividend was paid on May 10, 2006 in the total sum of 2,601,954,756 euros.

8.4 Translation adjustment

At June 30, 2006, the (638) million euros translation adjustment primarily included (253) million euros in respect of TP Group and (233) million euros in respect of Orange UK. Of the total, (368) million euros related to goodwill, including (168) million euros for Orange UK and (145) million euros for TP Group.

8.5 Minority interests

In the first half of 2006, net income attributable to minority interests primarily included 77 million euros in respect of TP SA and 75 million euros in respect of Mobistar.

Dividends paid out to minority shareholders in the first half of 2006 primarily included (174) million euros in respect of TP SA, (125) million euros in respect of PagesJaunes and (76) million euros in respect of Mobistar.

At June 30, 2006, minority interests reflected on the balance sheet primarily included 1,855 million euros in respect of TP Group, 561 million euros in respect of Amena, 418 million euros in respect of the Senegalese and Malian companies and 367 million euros in respect of Mobistar.

NOTE 9 – CLAIMS AND LITIGATION, CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS

9.1 Claims and litigation

This note describes any new judicial, arbitration or administrative proceedings (including pending or potential proceedings of which the Company is aware) and any developments in existing litigation since the publication of the financial statements for the year ended December 31, 2005, where France Telecom’s management believes that the probable outcome could reasonably have a material effect on its earnings, operations or financial position. At June 30, 2006, France Telecom had 307 million euros in provisions recorded on its balance sheet to cover all the litigation proceedings in which it is involved (301 million euros at December 31, 2005).

European Commission proceedings and inquiries

In July 2006, the European Commission announced its intention to initiate proceedings with the European Court of Justice for failure on the part of the French authorities to enforce the Commission’s ruling of August 2, 2004 concerning the business tax regime applicable to France Telecom as implemented by a law passed on July 2, 1990. This ruling had concluded that the regime was incompatible with the European Union Treaty and had ordered the government to obtain reimbursement from France Telecom of the amount of state aid received, which was estimated at between 800 million and 1.1 billion euros plus interest, pending a more precise analysis. The precise calculation of the amount of aid (for which the European Commission had set itself a deadline of November 1, 2004) has given rise to numerous but inconclusive exchanges between the French government and the Commission. The French authorities maintain that they have complied strictly with their obligation to cooperate fairly with respect to enforcement of the August 2004 ruling and have indicated that that they would uphold their rights by contesting the Commission’s action in the European Court. These procedural developments have no adverse impact on France Telecom’s assessment of this risk, which it believes is a contingent liability as defined by IAS 37 “Provisions, Contingent Assets and Contingent Liabilities”.

Litigation related to national competition law

In January 2006, Le Numéro filed a complaint with the French Competition Council for alleged anti-competitive practices on the part of France Telecom and PagesJaunes regarding directory enquiry services. In April 2006, France Telecom and PagesJaunes offered to make certain voluntary commitments to resolve the issues in dispute. The Competition Council has accepted these commitments and the case was closed in July 2006.

In March 2006, the French Supreme Court (Cour de cassation) upheld a Paris Court of Appeal ruling which imposed a 40 million euro fine on France Telecom for failing to implement a February 2000 decision of the Competition Council. In that decision, the Council had ordered France Telecom to provide a suitable wholesale broadband access offer to third party-operators. The Supreme Court’s decision brings a final end to these proceedings which arose from a complaint by Neuf Telecom. In the proceedings concerning the substance of the same case, in July 2006 the Paris Court of Appeal rejected France Telecom’s appeal against the Competition Council’s November 2005 ruling. This ruling had found France Telecom to have abused a dominant position and imposed a fine of 80 million euros for having, according to the Competition Council, unjustifiably restricted its competitors’ access to its local network, thereby distorting competition in the retail market and the upstream broadband market during the period from November 1999 to September 2002. France Telecom has appealed to the French Supreme Court.

As part of its investigation into call termination charges made by mobile operators, the Swiss Competition Council announced in April 2006 that it proposed to fine Swisscom Mobile 489 million Swiss francs for abuse of dominant position in this area during the period prior to June 2005. In the same proposal, the Council said it did not intend to sanction Orange Switzerland or TDC Switzerland for their call termination charge practices during that same period. However, the Council announced that an inquiry would be opened into the period after June 1, 2005, when Swisscom Mobile significantly reduced its call termination charges. With regard to the claims submitted by Swisscom and TDC to the Swiss telecoms regulator to obtain a retrospective reduction in Orange Switzerland’s call termination charges respectively from January 1, 2006 and August 1, 2005, a ruling is expected during the second half of 2006.

In May 2006, the French Supreme Court set aside a Paris Court of Appeal ruling which had overturned the Competition Council’s decision ordering France Telecom and SFR to pay fines of 18 million and 2 million euros respectively, for restrictive practices in the B2B fixed-line-to-mobile communications market. The proceedings originated in 1999 when the association of operators TENOR (now ETNA) filed a complaint with the Competition Council. The Supreme Court judgment places the parties in the same position they were in after the Competition Council’s original decision. France Telecom has further appealed this decision before the Paris Court of Appeal.

A hearing took place at the Paris Court of Appeal on September 12, 2006 in connection with the proceedings which resulted in the Competition Council handing down a 256 million euro fine against Orange France in December, 2005 for engaging in two types of collusive practice which, according to the Council, had the effect of restricting competition on the mobile telephony market. A decision is expected on December 12, 2006.

Other litigation

No significant events occurred in the first half of 2006 with respect to the four proceedings pending before the German courts concerning France Telecom’s investment in Germany in partnership with MobilCom.

In connection with the ongoing litigation between TP SA and DPTG before an arbitral tribunal constituted in accordance with the United Nations Commission on International Law (UNCITRAL) rules, TP SA became aware in March 2006 of a conflict of interest involving the Chairman of the tribunal, leading him to resign from office. A new president has been designated by the co-arbitrators. This change in the composition of the tribunal has no effect on France Telecom’s assessment of the risk involved in this dispute.

Following the Lebanese government’s withdrawal of its 300 million US dollar recovery order issued in 2000 and of the criminal complaints outstanding against FTML and its senior management, France Telecom and the Lebanese government consider that the agreement settling the disputes between the Republic of Lebanon and FTML/FTMI became effective at the end of March 2006. The minority shareholders of FTML have expressed their opposition to this agreement considering it not to be in the best interest of FTML. Following the settlement between the Republic of Lebanon and Libancell, and in accordance with its own settlement with the Republic of Lebanon, France Telecom believes that FTMI/FTML are entitled to obtain further compensation, a position which has been contested by the Lebanese government. The parties have initiated discussions in an attempt to reach a voluntary settlement.

In March 2006, the Paris Commercial Court delivered its ruling concerning the dispute between Orange France and Suberdine and some of Suberdine’s shareholders. Suberdine engaged in marketing and selling of Orange products and services between 1995 and 2003. It claims that Orange suddenly terminated their business relationship without reason and is claiming up to 775 million euros in damages. The court has declared the complaints lodged by Suberdine’s shareholders inadmissible but has ordered Orange to pay Suberdine 12 million euros. Suberdine and Suberdine’s shareholders have both appealed against the Court’s decision.

In May 2006, the French Supreme Court upheld a Paris Court of Appeal ruling which had dismissed an appeal by the French association for the defense of minority shareholders (ADAM) against a French securities commission (COB) decision approving the information memorandum published by France Telecom in connection with the public tender offer followed by a compulsory purchase of outstanding Orange shares launched in November 2003. The Supreme Court’s decision brings a final end to these proceedings.

9.2 Contractual obligations and off-balance sheet commitments

The main changes in the contractual obligations reflected on the balance sheet during the first half of 2006 concerned changes in net financial debt as described in note 7. The main events during the first half of 2006 affecting off-balance sheet commitments and contractual obligations are as follows:

•	Ypso (see note 3)

•	TP S.A.

As part of the settlement signed on October 4, 2004 by France Telecom and Kulczyk Holding, France Telecom undertook to pay additional compensation, capped at 110 million euros, if the average share price of TP S.A. shares on the Warsaw stock exchange exceeds 56 zlotys per share for a period of 60 consecutive days between October 12, 2004 and July 6, 2006. These conditions have not been fulfilled and the undertaking has lapsed.

NOTE 10 – SUBSEQUENT EVENTS

Other than the subsequent events described elsewhere, the main events occurring after June 30, 2006 are as follows:

•	PagesJaunes

Following a competitive bidding process launched in June 2006 to prepare for the divestiture of its shareholding in PagesJaunes Groupe, France Telecom announced on July 24, 2006 its decision to grant exclusivity to Kohlberg, Kravis Roberts & Co Ltd. (KKR), based on a sale price of 3.3 billion euros for 54% of PagesJaunes Groupe, i.e. a price per share of 22 euros.

An additional cash consideration of 0.6 euro per share, making a total of 90 million euros for France Telecom, will be paid by KKR should it obtain more than 95% of the existing shares and voting rights of PagesJaunes Groupe following the standing market offer (“garantie de cours”) it intends to launch after the acquisition of France Telecom’s stake in PagesJaunes.

KKR’s offer has been submitted to the Works Councils of France Telecom and PagesJaunes for consultation purposes. It will remain valid until October 15, 2006 but may be extended until November 30, 2006, depending on progress in the consultation status.

•	Jordan Telecommunications Company

In July 2006, France Telecom acquired an additional holding of 10% plus one share of Jordan Telecommunications Company from the Jordanian government for the sum of 145 million euros. Prior to the transaction, Jordan Telecommunications Company was proportionately consolidated. France Telecom now owns 50% plus one share of Jordan Telecommunications Company, which will therefore be fully consolidated as of this date.

•	Disposal of FTMSC shares

On July 22, 2006, France Telecom signed an agreement to sell all the shares in France Telecom Mobile Satellite Communications to investment funds managed by Apax Partners SA for the sum of 60 million euros. The sale is contingent upon certain conditions, and principally obtaining consent from the regulatory authorities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 14, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information